Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACT SHEET (U5353)

Offering Period: November 19, 2020

Contingent Coupon Autocallable Yield Notes due May 25, 2023

Linked to the Performance of the Common Stock of Teladoc Health, Inc.

Product Terms

•   If these securities have not been previously automatically redeemed and if a Coupon Barrier Event has not occurred on an Observation Date, we will pay a contingent coupon in an amount expected to be $40 (equivalent to approximately 16.00% per annum) per $1,000 principal amount of securities** on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date. Contingent coupons should not be viewed as ordinary periodic interest payments.

•   If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to the principal amount of the securities you hold plus the contingent coupon payable on the immediately following Contingent Coupon Payment Date.

•   If these securities have not been previously automatically redeemed, if a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.

•   If these securities have not been previously automatically redeemed, if a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Underlying. You could lose your entire investment.

•   Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch
Trade Date:	Expected to be November 20, 2020
Settlement Date:	Expected to be November 25, 2020
Underlying:	The common stock of Teladoc Health, Inc.
Contingent Coupons**:	If these securities have not been previously automatically redeemed and if a Coupon Barrier Event has not occurred on an Observation Date, we will pay a contingent coupon in an amount expected to be $40 (equivalent to approximately 16.00% per annum) per $1,000 principal amount of securities on the immediately following Contingent Coupon Payment Date; if a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.
Contingent Coupon Payment Dates***:	Approximately quarterly, beginning on February 25, 2021, to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on any Observation Date, the closing level of the Underlying on such Observation Date is less than the Coupon Barrier Level.
Coupon Barrier Level**:	Approximately 70% of the Initial Level.
Observation Dates***:	Approximately quarterly, beginning on February 22, 2021, to and including the Valuation Date.
Trigger Event:	Occurs if, on any Trigger Observation Date, the closing level of the Underlying on such Trigger Observation Date is equal to or greater than the Trigger Level.
Trigger Observation Dates***:	Approximately quarterly, beginning on February 22, 2021, to but excluding the Valuation Date.
Trigger Level**:	Approximately 90% of the Initial Level.
Automatic Redemption:	If a Trigger Event occurs, the securities will be automatically redeemed and you will receive a cash payment equal to 100% of the principal amount of securities you hold, and any applicable contingent coupon on the corresponding Contingent Coupon Payment Date.
Knock-In Level**:	Approximately 70% of the Initial Level.
Knock-In Event:	Occurs if the Final Level is less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	If these securities have not been previously automatically redeemed, for each $1,000 principal amount of securities, if (a) a Knock-In Event has occurred, $1,000 x (1 + the Security Performance Factor); (b) a Knock-In Event has not occurred, $1,000.
Security Performance Factor	The Security Performance Factor is expressed as a percentage and is equal to the lesser of (i) zero and (ii) the Underlying Return.
Underlying Return:	An amount calculated as follows:
(Final Level – Initial Level) / Initial Level
Valuation Date:	May 22, 2023
Maturity Date:	May 25, 2023
CUSIP:	22552WU60
Fees:	Certain fiduciary accounts may pay a purchase price of at least $970 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $30 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $900 and $970 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

*** Please see the accompanying preliminary pricing supplement for specific dates.

Certain Product Characteristics

•   Automatic Redemption if a Trigger Event occurs.

•   Contingent coupon expected to be $40 (equivalent to approximately 16.00% per annum).**

•   Coupon Barrier Level of approximately 70% of the Initial Level.

•   Subject to a Knock-In Event, return of principal.

•   If a Knock-In Event has occurred, full downside participation in the depreciation of the Underlying.

•   Knock-In Level of approximately 70%** of the Initial Level.

Hypothetical Returns at Maturity

Underlying Return	Security Performance Factor	Redemption Amount per $1,000 Principal Amount (1)(2)(3)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
–10%	–10%	$1,000
–20%	–20%	$1,000
–30%	–30%	$1,000
–31%	–31%	$690
–40%	–40%	$600
–50%	–50%	$500

(1)	Does not include any contingent coupon payments on the securities.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes a Knock-In Level of 70%**

Certain Product Risks

•   Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•   The securities will not pay more than the principal amount of securities you hold plus contingent coupons, if any.

•   The securities do not provide for regular fixed interest payments. If a Coupon Barrier Event has occurred on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.

•   Contingent coupons, if any, are paid on a periodic basis and are based solely on the closing level of the Underlying on the specified Observation Dates.

•   More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.

•   The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•   The securities are subject to Automatic Redemption, which exposes you to reinvestment risk and may limit your ability to be paid contingent coupons over the full term of the securities.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: November 19, 2020

Contingent Coupon Autocallable Yield Notes due May 25, 2023

Linked to the Performance of the Common Stock of Teladoc Health, Inc.

Additional Risk Considerations

Risks Relating to the Securities Generally

•	The Redemption Amount will be less than the principal amount of securities you hold even if a Knock-In Event has occurred.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Risks Relating to the Underlying

•	We have no affiliation with the Reference Share Issuer.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to shares of the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Underlying.

•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

Risks Relating to the Issuer

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

 Risks Relating to Conflicts of Interest

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer. We and/or our affiliates may also currently or from time to time engage in business with the Reference Share Issuers, including extending loans to, or making equity investments in, the Reference Share Issuers or providing advisory services to the Reference Share Issuers.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated November 19, 2020, Product Supplement No. I–A dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320022537/dp141213_424b2-u5353.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.